
enviro
Mission

PO Box 125A, Armadale VIC 3143
Phone: +61 3 8823 5333
Fax: +61 3 9822 8186
ABN: 52 094 963 238


03029224

Wednesday 30 July, 2003

SEC FILE NO: 82-34693


SEC MAIL PROCESSING
RECEIVED
AUG - 7 2003
WASH. D.C.
188
SECTION

SUPPL

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 30 July 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

Z:\Kim PR\US SEC\30 July, 2003.doc

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
IMMEDIATE RELEASE
Wednesday 30 July, 2003

COMPANY ANNOUNCEMENT

Change of Business Premises/Registered Address

EnviroMission Limited will be changing business premises and registered postal address as of Friday 1 August, 2003.

Please be advised details of new premises and registered postal address is as follows:

EnviroMission Limited
Ground Floor
3 – 5 Raglan Street
South Melbourne, Victoria 3205
Telephone: +61 3 9693 5666
Facsimile: +61 3 9699 7566

Telephone, facsimile and email contact with EnviroMission will not be available from close of business Thursday 31 July, 2003 until commencement of business Monday 4 August, 2003. Individual staff mobile numbers will still be contactable.

Media and general enquiries may be directed to the following mobile until Monday 4 August, 2003 when landlines and computer access will be activated:

Ms Kim Forté
Communications Manager
0414 69 03 56

Ends.

Ian Riley
Chief Financial Officer
Company Secretary



PO Box 125A, Armadale VIC 3143
Phone: +61 3 8823 5333
Fax: +61 3 9822 8186
ABN: 52 094 963 238

Thursday 31 July, 2003


SEC MAIL PROCESSING
RECEIVED
AUG - 7 2003
WASH, D.C. 188 SECTION

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 31 July 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

Z:\Kim PR\US SEC\31 July, 2003B.doc

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
IMMEDIATE RELEASE
Thursday 31 July, 2003

COMPANY ANNOUNCEMENT

ISSUE OF SHARES

Pursuant to 7.1 of ASX Listing Rules, EnviroMission Limited announces an issue of 1,083,190 ordinary fully paid shares at the issue price of $0.20 in settlement of an amount due for professional services rendered.

Ends.

Ian Riley
Chief Financial Officer
Company Secretary


enviro
Mission

PO Box 125A, Armadale VIC 3143
Phone: +61 3 8823 5333
Fax: +61 3 9822 8186
ABN: 52 094 963 238


SEC MAIL
PROCESSING
RECEIVED
AUG - 7 2003
WASH, D.C.
188
SECTION

Thursday 31 July, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 31 July 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

Z:\Kim PR\US SEC\31 July, 2003B.doc

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
IMMEDIATE RELEASE
Thursday 31 July, 2003

COMPANY ANNOUNCEMENT

PROPOSED PLACEMENT

EnviroMission Limited announces it intends to proceed with a placement of 666,667 ordinary fully paid shares at $0.15 to raise $100,000 for working capital.

The placement will be undertaken pursuant to section 708 (1) of the Corporations Act.

Ends.

Ian Riley
Chief Financial Officer
Company Secretary



PO Box 125A, Armadale VIC 3143
Phone: +61 3 8823 5333
Fax: +61 3 9822 8186
ABN: 52 094 963 238


SEC MAIL
PROCESSING
RECEIVED
AUG - 7 2003
WASH. D.C.
188
SECTION

Thursday 31 July, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 31 July 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
IMMEDIATE RELEASE
Thursday 31 July, 2003

COMPANY ANNOUNCEMENT

Appendix 4C
Commitments Test Entity

Attached is Appendix 4C being EnviroMission's Commitments Test Entity for the quarter ended 30 June 2003.

Ends.

Ian Riley
Chief Financial Officer
Company Secretary

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ENVIROMISSION LIMITED

ABN	Quarter ended ("current quarter")
52 094 963 238	30 JUNE 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(18)	(308)
	(b) advertising and marketing	(-)	(13)
	(c) research and development	-	-
	(d) leased assets	(3)	(12)
	(e) other working capital	(163)	(916)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	-	2
1.5	Interest and other costs of finance paid	(5)	(5)
1.6	Income taxes paid		
1.7	Other – R&D Tax offset refund	147	147
	Net operating cash flows	**(42)**	(1,104)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(42)**	(1,104)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows		
1.14	**Total operating and investing cash flows**	(22)	(1104)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	40	947
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	110	110
1.18	Repayment of borrowings	(110)	(110)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**40**	**947**
	Net increase (decrease) in cash held	**(2)**	**(157)**
1.21	Cash at beginning of quarter/year to date	24	179
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**22**	**22**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	45
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

These transactions were payments for:

- Remuneration of the Chief Executive Officer

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	100	Nil
3.2	Credit standby arrangements	Nil	

The company announced on 31 July 2003 a proposed placement of 666,667 ordinary fully paid shares at 15 cents each to raise $100,000 for ongoing working capital purposes.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	22	24
4.2 Deposits at call	0	**0**
4.3 Bank overdraft	0	**0**
4.4 Other (provide details)	0	**0**
Total: cash at end of quarter (item 1.22)	**22**	24

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31-07-03

Company Secretary

Print name: Ian Riley.......................................

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a)- policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.